Alternatives | Indexed

EZPZ

Franklin Crypto Index ETF

- **Simplified access.** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **Credible oversight.** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase and registered under the Securities Act of 1933.
- **Evolving representation of crypto beta.** The fund intends to add new digital assets as they become eligible for inclusion in the underlying index, pending necessary regulatory approvals.

Popular Documents

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NAV[1] ↑ $0.52 (1.76%)	YTD Total Returns At NAV[2]	Total Net Assets
$30.26	—	$6.05M
As of 09/03/2025	As of 09/03/2025	As of 09/03/2025 (Updated Daily)

Overview | Performance | Portfolio | Pricing | Documents

Overview

See the risks and other important information.

Fund Facts

Fund description

The Fund seeks to provide investment results that closely correspond, before Fund expenses and liabilities, to the performance of the Underlying Index. The Underlying Index is a free float-adjusted market capitalization weighted index of liquid digital assets that are recognized as being in conformance with prevailing capital markets regulations of major financial jurisdictions including the United States as determined by the Index Provider. As of the reporting date, the Underlying Index's constituents are bitcoin and ether (the "Digital Assets"). The Fund will seek to achieve its investment objective by investing in the Digital Assets in approximately the same weights as they represent in the Underlying Index.

Benchmark

CF Institutional Digital Asset Index - US - Settlement Price

Fund Inception Date	Listing Exchange
02/20/2025	Cboe

Average Annual Total Returns

As of 07/31/2025

View performance section for additional info

Market Price Return | NAV Return

1 Year	3 Years	5 Years	10 Years	Since Inception 02/20/2025
—	—	—	—	20.65%

Performance data quoted represents past performance, which does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the figures shown.

Additional Fund Info

Bitcoin in Fund As of 09/03/2025 (Updated Daily)	44.33
Morningstar Category	Digital Assets
Ether in Fund As of 09/03/2025 (Updated Daily)	243.51
Fiscal Year End	December 31
Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Identifiers

Ticker	EZPZ
IOPV / IIV Ticker[?]	EZPZ.IV
CUSIP Code	35349C109
ISIN Code	US35349C1099
Bloomberg Code	EZPZ US

Trading Characteristics

As of 09/03/2025 (Updated Daily)

Shares Outstanding	200,000
Daily Volume	2,989
20-Day Average Volume	3064.90

Manager and Commentary

About the Team

Franklin Templeton Digital Assets

Franklin Templeton Digital Assets has been at the forefront of the digital asset revolution since 2018. Our dedicated and independent team is deeply immersed in cutting-edge research and highly engaged in supporting blockchain networks and platform development. We focus on creating innovative, investable products to help client portfolios tap into the evolving digital asset ecosystem.

Franklin ETF and Index Investments

Latest Insights

March 4, 2025
Myth busting: Three things investors are still getting wrong about crypto

December 13, 2024
The Future of Investing: Future of advisory—The role of networks and community in high-touch advisory

December 10, 2024
The Future of Investing: Future of advisory—Embedded advisory and the direct-from-consumer model

December 10, 2024
The investment case for Ethereum

Performance

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | Risk Measures

Average Annual Total Returns[3]

As of 06/30/2025

Month End | Quarter End

As of 06/2025


8
7
6


5
4
3
2
1
0
Since Inception

Quarter End (As of 06/30/2025)	Since Inception (02/20/2025)
Franklin Crypto Index ETF - Market Price Return (%)	6.82
Franklin Crypto Index ETF - NAV Return (%)	6.62
CF Institutional Digital Asset Index - US - Settlement Price (%)	6.62

Average Annual Total Returns | **Calendar Year Returns** | Cumulative Total Returns | Risk Measures

Calendar Year Returns

As of 07/31/2025

Month End | Quarter End

Month End As of 07/31/2025	Performance Inception Date
Franklin Crypto Index ETF - Market Price Return (%)	02/20/2025
Franklin Crypto Index ETF - NAV Return (%)	02/20/2025
CF Institutional Digital Asset Index - US - Settlement Price (%)	—

Average Annual Total Returns | Calendar Year Returns | **Cumulative Total Returns** | Risk Measures

Cumulative Total Returns[1]

Cumulative total return shows the change in the investment's value over the time period indicated. Figures reflect reinvestment of dividends and capital gains.

As of 07/31/2025

Month End | Quarter End

Month End (As of 07/31/2025)	YTD	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years	10 Years	15 Years	Since Inception 02/20/2025
Franklin Crypto Index ETF - Market Price Return (%)	—	12.95	32.00	—	—	—	—	—	—	20.65
Franklin Crypto Index ETF - NAV Return (%)	—	13.62	32.90	—	—	—	—	—	—	21.14
CF Institutional Digital Asset Index - US - Settlement Price (%)	—	13.62	32.88	—	—	—	—	—	—	21.15

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | **Risk Measures**

Risk Measures

As of 07/31/2025

Measured against: S&P 500 Index

Statistics	1 Year	3 Years	5 Years
Gains/Losses (A sum of the positive returns divided by the sum of the negative returns during a time period.)	—	—	—

Portfolio

Assets

As of 09/03/2025 (Updated Daily)

Total Net Assets	**$6.05 Million**

Holdings

As of 09/03/2025 (Updated Daily)

XLS

Security Name	Weight (%) (Percentages may not total 100% and may be negative due to rounding, use of any derivatives,	Market Value ($) (Market value figures reflect the trading value of the investments,	Notional Exposure (Notional exposure figures are estimated and are intended to show the portfolio's direct exposure to securities and indirect exposure, through derivatives. Direct and indirect exposures are subject to change over time and methodologies	Quantity (Shares for stocks, par value for bonds, units for funds and contracts times the

	unsettled trades or other factors.		for calculating indirect exposures vary by derivative type. Portfolio breakdown percentages may not total 100% and may be negative due to rounding, use of derivatives, unsettled trades or other factors.	multiplier for derivative instruments.
BITCOIN	82.03	4,964,189.70	0.00	44.33
ETHEREUM	17.98	1,087,942.08	0.00	243.51
Net Current Assets	0.00	-186.68	0.00	-186.68

1

Pricing

Pricing | Premium/Discount Analysis

Pricing History

As of 09/03/2025 (Updated Daily)

Time Period: 1 Month

From: 02/20/2025 / 2025-02-20 | To: 09/03/2025 / 2025-09-03 | XLS



$35
$30
$25
$20
$15
3 Mar
17 Mar
31 Mar
14 Apr
28 Apr
12 May
26 May
9 Jun
23 Jun
7 Jul
21 Jul
4 Aug
18 Aug
1 S
NAV
Market Price

Daily Fund Prices

As of 09/03/2025

Share Prices

As of 09/03/2025

NAV (Net Asset Value)	$30.26
NAV Change	$0.52
NAV Change (%)	1.75%
Market Price	$30.34
Market Price Change	$0.61
Market Price Change (%)	2.05%

52-Week Range

Highest NAV As of 08/13/2025	$32.87
Lowest NAV As of 04/08/2025	$18.77
Highest Market Price As of 08/13/2025	$33.04
Lowest Market Price As of 04/08/2025	$18.79

Premium / Discount

As of 09/03/2025

30-Day Median Bid/Ask Spread	0.61%
Bid / Ask Spread	$0.21
Avg. of Market Price vs. NAV since Inception	0.05%
Avg. of Market Price vs. NAV at Close	0.26%

The median bid-ask spread is calculated by identifying national best bid and national best offer ("NBBO") for each fund as of the end of each 10 second interval during each trading day of the last 30 calendar days and dividing the difference between each such bid and offer by the midpoint of the NBBO. The median of those values is identified and posted on each business day.

Pricing | Premium/Discount Analysis

Premium/Discount Analysis

As of 06/30/2025 (Updated Quarterly)

Select a Quarter: Q2 2025

Premium / Discount

Total Days in Period	62
Days at NAV	8
Days at Premium	32
Days at Discount	22
Greatest Premium On 05/21/2025	$0.89
Greatest Discount On 04/11/2025	$-0.04

Days at NAV: The number of trading days the fund's market price traded at its NAV.

Days at Premium: The number of trading days the fund's market price traded above its NAV.

Days at Discount: The number of trading days the fund's market price traded below its NAV.

Greatest Premium: The highest amount the fund traded above the reported NAV for a given time period.

Greatest Discount: The lowest amount the fund traded below the reported NAV for a given time period.

Premium/Discount Analysis	Breakdown
0.5% to 1%	2 days
0% to 0.5%	30 days
0.0%	8 days
-0.5% to 0%	21 days
-1% to -0.5%	1 days



0.5% to 1%
0% to 0.5%
0.0%
-0.5% to 0%
-1% to -0.5%
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
Days

Historical Premium/Discount

As of 09/03/2025 (Updated Daily)

Time Period: 1 Month

From: 08/03/2025 | 2025-08-03

To: 09/03/2025 | 2025-09-03



0.75%
0.5%
0.25%
0%
-0.25%
-0.5%
-0.75%
4 Aug
6 Aug
8 Aug
10 Aug
12 Aug
14 Aug
16 Aug
18 Aug
20 Aug
22 Aug
24 Aug
26 Aug
28 Aug
30 Aug
1 Sep
Market Price vs. NAV at Close

Documents

Fund Literature

Name	Download	Add to Cart
Factsheet - Franklin Crypto Index ETF		
Flyer - Franklin Crypto Index ETF (EZPZ) Overview		
10Q2 Franklin Crypto Index ETF		
Articles of Incorporation - 10Q1 Franklin Crypto Index ETF		

Regulatory Documents

Name	Download	Add to Cart
Franklin Crypto Index ETF Prospectus		

Risks

This **is not a direct investment in bitcoin or ether**, but rather, an exchange-traded product that invests in bitcoin and ether ("Digital Assets").

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only bitcoin, ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan. The Fund issues a Schedule K-1.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of the Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Digital Assets markets, the value of the Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of the Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Bitcoin and Ethereum networks, or the digital asset markets generally.

The Underlying Index, as well as the index prices used to calculate the value of the Fund's Digital Assets have limited performance history and may be volatile, and could experience calculation or other errors, in which case the Underlying Index price could fail to track the Digital Asset prices, which could adversely affect the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Bitcoin or Ethereum blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than bitcoin, ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Assets price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amounts of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor's Fee and other Fund expenses including costs incurred in connection with rebalancing/reconstitutions of the Fund's investments in accordance with the Underlying Index. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Digital Assets Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Digital Assets may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The Fund will seek to add additional digital assets if the Underlying Index adds them. Due to potential timing differences in related regulatory approvals, **the Fund performance may differ significantly from the Underlying Index performance** during any times when the Fund is not yet invested in these additional digital assets.

The Fund seeks to provide investment results that correspond to the Digital Assets exposure of the Underlying Index, and **will not speculatively trade Digital Assets** based on price movements.

Important Information

Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliated companies. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov.

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The **CF Institutional Digital Asset Index - US - Settlement Price** is a liquid investible benchmark portfolio index designed to track the performance of portfolio composed of the largest digital assets being recognised as being in conformance with major financial jurisdictions prevailing capital markets. Index constituents are weighted by free float market capitalization.
Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Important data provider notices and terms available at www.franklintempletondatasources.com.

Performance data quoted represents past performance, which does not guarantee future results.

CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

The Shares are neither interests in nor obligations of the Sponsor, the Transfer Agent, the Custodians, the Marketing Agent or their respective affiliates.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus for this and other information. Read it carefully.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Crypto Trust (the "Trust"). The Trust is a Delaware statutory trust. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. CF Benchmarks Ltd. (the "Index Provider") has licensed the use of the Underlying Index by the Fund. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's Digital Assets. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETP's net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market. The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of ether published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of ether. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of ether and the trading price of the Shares on the Cboe BZX Exchange at the time of the offer.

Franklin Distributors, LLC serves as the distributor of Creation Units for the ETFs on an agency basis. Franklin Distributors, LLC does not maintain a secondary market in the funds' shares.

Footnotes

1. Net Asset Value (NAV) returns are based on the NAV of the ETF/ETP. The fund's NAV represents the per-share-value and is determined by dividing the total NAV of the fund by the number of shares outstanding; Market Price returns are based upon the official closing price of the ETF's/ETP's shares. The fund calculates the NAV per share each business day and normally coincides with the close of trading on the exchange on which they are listed, typically 4 pm ET. The fund does not calculate the NAV on days the exchange is closed for trading. These returns do not represent investors' returns had they traded shares at other times.

2. Figures are aggregate total return figures, have not been annualized and represent the change in value of an investment over the period indicated.

3. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.

4. Premiums or discounts are the differences between the NAV and the Market Price of the Fund on a given day, generally at the time the NAV is calculated. A premium is the amount that the Fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that the Fund is trading below the reported NAV, expressed as a percentage of the NAV. The since inception premium/discount average is calculated by averaging the daily premium/discount since the inception of the fund. The daily premium/discount is the difference between the daily market price for shares of the Fund and the Fund's net asset value.

5. **Premium / Discount** reflects the difference between the NAV and the Market Price of the fund, and represents the amount that the fund is trading above or below its NAV, expressed as a percentage of the NAV.

6. Net Asset Value (NAV) returns are based on the NAV of the ETP; Market Price returns are based upon the official closing price of the ETP's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 4 p.m. Eastern time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Performance for the ETP and its benchmark index are as of the ETP's last trading day before the end of the period.